UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to ___________

Commission file number 1-5224

Stanley Black & Decker
Retirement Account Plan
(Full title of the plan)

Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules
Stanley Black & Decker Retirement Account Plan
Years ended December 31, 2020 and December 31, 2019

Stanley Black & Decker Retirement Account Plan

Audited Financial Statements
and Supplemental Schedules

Years ended December 31, 2020 and December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Finance and Pension Committee of the Board of Directors
Stanley Black & Decker, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Stanley Black & Decker Retirement Account Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in schedules of assets (held at end of year) as of December 31, 2020 and reportable transactions for the year then ended, together referred to as “supplemental information,” have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP
We have served as the Plan’s auditor since 2005.

Glastonbury, Connecticut
June 16, 2021

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2020

	Unallocated Fund	Participant Directed	Total
Assets
Investments, at fair value:
Stanley Black & Decker Common Stock:
1,638,044 shares (cost $53,541,241)	$—	$292,489,137	$292,489,137
Short Term funds (cost $16,223,291)	4,918,041	11,305,250	16,223,291
Mutual funds (cost $114,144,381)	—	139,154,440	139,154,440
Common/Collective Trusts (cost $1,013,312,948)	—	1,570,343,577	1,570,343,577
	4,918,041	2,013,292,404	2,018,210,445
Investments at Contract Value:
Synthetic Investment Contracts (cost $141,520,295)	—	141,520,295	141,520,295
	4,918,041	2,154,812,699	2,159,730,740
Dividends and interest receivable	705	1,385	2,090
Contribution receivable from employer	—	2,120,193	2,120,193
Contribution receivable from participants	—	509,868	509,868
Notes receivable from participants	—	22,749,786	22,749,786
	4,918,746	2,180,193,931	2,185,112,677
Liabilities
Other liabilities	—	613,793	613,793
	—	613,793	613,793
Net assets available for benefits	$4,918,746	$2,179,580,138	$2,184,498,884

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2019

	Unallocated Fund	Participant Directed	Total
Assets
Investments, at current market value:
Stanley Black & Decker Common Stock:
1,890,030 shares (cost $58,702,718)	$—	$313,253,572	$313,253,572
122,681 shares (cost $2,276,959)	20,333,149	—	20,333,149
Short Term funds (cost $41,525,348)	24,292,968	17,232,380	41,525,348
Mutual funds (cost $123,805,102)	—	134,508,436	134,508,436
Common/Collective Trusts (cost $1,003,729,902)	—	1,440,933,437	1,440,933,437
	44,626,117	1,905,927,825	1,950,553,942
Investments, at contract value:
Synthetic Investment Contracts (cost $113,829,401)	—	113,829,401	113,829,401
	44,626,117	2,019,757,226	2,064,383,343
Dividends and interest receivable	38,053	24,138	62,191
Contribution receivable from employer	—	3,491,280	3,491,280
Contribution receivable from participants	—	565,635	565,635
Notes receivable from participants	—	23,509,834	23,509,834
	44,664,170	2,047,348,113	2,092,012,283
Liabilities
Debt	3,802,432	—	3,802,432
Other liabilities	—	28,049	28,049
	3,802,432	28,049	3,830,481
Net assets available for benefits	$40,861,738	$2,047,320,064	$2,088,181,802

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2020

	Unallocated Fund	Participant Directed	Total
Additions
Investment income:
Dividends	$—	$6,022,314	$6,022,314
Interest	64,265	1,770,278	1,834,543
	64,265	7,792,592	7,856,857
Net appreciation, net of investment expenses	17,817,825	238,555,520	256,373,345
Employer contributions	3,257,994	5,104,533	8,362,527
Employee contributions	—	78,193,508	78,193,508
	21,140,084	329,646,153	350,786,237
Deductions
Distributions	—	(301,313,296)	(301,313,296)
Administrative expenses	—	(2,058,925)	(2,058,925)
Interest expense	(29,343)	—	(29,343)
	(29,343)	(303,372,221)	(303,401,564)
Interfund transfers (out) in	(57,053,733)	57,053,733	—
Net (decrease) increase before transfer from other plans	(35,942,992)	83,327,665	47,384,673
Transfers from other plans	—	48,932,409	48,932,409
Net (decrease) increase	(35,942,992)	132,260,074	96,317,082
Net assets available for benefits at the beginning of the year	40,861,738	2,047,320,064	2,088,181,802
Net assets available for benefits at the end of the year	$4,918,746	$2,179,580,138	$2,184,498,884

See accompanying notes.

Stanley Black & Decker Retirement Account Plan
Notes to Financial Statements
December 31, 2020

1. Description of the Plan

The following brief description of the Stanley Black & Decker Retirement Account Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Overview

The Plan was most recently amended and restated in its entirety, effective January 1, 2016. Effective June 5, 2020, the Plan accepted the transfer of all of the assets and liabilities of the CAM, LLC 401(k) Plan (the “CAM Plan”).

The Plan, which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of Stanley Black & Decker, Inc. and its U.S. affiliates (the “Company”). Generally, all U.S. employees of the Company are eligible to participate in the Plan. Certain employees, as described in the Plan document, are not eligible to participate in the Plan.

Eligible employees who are not “highly compensated” (as defined under the Plan), may elect to make before-tax, Roth, and after-tax contributions under the Plan of up to a total of 25% of pay for a pay period. Under certain circumstances, participants who have attained age 50 are permitted under the Code to make additional pre-tax or Roth contributions (“catch-up” contributions) to the Plan. Highly compensated employees may contribute up to 7% of pay for a pay period, on a pre-tax or Roth basis (plus “catch-up” contributions, if applicable), but may not make after-tax contributions to the Plan. A participant’s contributions (including, if applicable, “catch-up” contributions) and matching allocations are allocated to a “Choice Account.” A participant’s Choice Account is automatically credited with matching allocations with respect to a payroll cycle equal to 50% of the participant’s pre-tax and/or Roth contributions for the payroll cycle credited to such account, taking into account only pre-tax and Roth contributions that combined do not exceed 7% of compensation for the payroll cycle. Therefore, the maximum matching allocation with respect to a participant’s pre-tax and Roth contributions combined for a payroll cycle is 3.5% of the participant’s compensation for such payroll cycle with certain exceptions to this limit specified in the Plan document. “Catch-up” contributions are not eligible for matching allocations. The compensation recognized under the Plan for a year is subject to limits imposed under the Code. For 2020, the limit on annual compensation recognized under the Plan was $285,000.

The Plan was amended effective January 1, 2020 to allow participants to make Roth contributions to the Plan. The Plan was also amended in 2020 to suspend matching allocations for the period from May 1, 2020 through December 31, 2020, during which time no matching allocations were credited under the Plan other than those required pursuant to a collective bargaining agreement.

All amounts which are credited to a participant’s Choice Account may be invested as directed by the participant in one or more of the investment funds made available by the Plan administrator.

The allocations credited to a participant's Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant's after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of Stanley Black & Decker, Inc. for the period or periods during which they are invested or reinvested in the Company Stock Fund. This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).

Choice Account Fund Investments

A participant may direct the investment of the funds credited to his or her Choice Account among certain investment funds made available under the Plan.

Core Account Allocations

The Plan also provides for separate allocations for certain eligible participants. The Core Account allocation for a Plan year is based on the eligible employee's age on December 31 of the allocation year and is determined based on a calendar quarter. In order to receive a Core Account allocation for a calendar quarter, an eligible Plan participant must be employed on the last day of such calendar quarter and must not be employed in a classification that is excluded from Core Account allocations according to the terms of the Plan. Eligible employees receive 2%, 4% or 6% of eligible pay, depending on the eligible participant’s age. The Plan was amended in 2020 to suspend Core Account allocations for the period from April 1, 2020 through December 31, 2020, during which time no Core Account allocations were credited under the Plan.

A participant may, at any time, direct the investment of the funds credited to his or her Core Account into a single Target Retirement Fund made available under the Plan.

Distributions and Vesting

Participants are fully vested in their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. Participants are vested in their matching allocations and Core Account allocations based on their number of years of service. Generally, allocations vest 100% after three or five years of service, with different vesting schedules applicable depending on the participant’s dates of employment. Certain participants, that were transferred in connection with a corporate transaction may be 100% vested in accordance with the terms of the Plan.

Generally, upon retirement, disability, death, or termination of employment, a participant is eligible to receive the vested value of his or her Plan account balance in a lump sum payment in cash or shares of the Company’s common stock, subject to specific distribution rules in certain situations set forth in the Plan document. If the value of a participant’s account balance is not more than $1,000, it automatically will be paid in a single lump sum cash payment unless the individual elects otherwise. In-service distributions at age 59 ½, hardship distributions and certain other in-service distributions are permitted in accordance with the terms of the Plan. For a limited time period in 2020, a “Coronavirus qualified individual” as defined under the Plan, was able to take a Coronavirus distribution, up to $100,000, pursuant to the terms of the Plan.

Notes Receivable from Participants

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts, with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant’s highest outstanding balance of loans from the Plan during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate, as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed, plus one percent (1%), which is generally payable, through payroll deductions, over a term of not more than five years. However, participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. As a general rule, a participant may not have more than one loan outstanding at any time. The Plan was amended to increase the maximum loan amount and to suspend required loan payments for participants affected by the Coronavirus, effective for a limited time period in 2020 in accordance with the terms of the Plan.

Unallocated Fund

The Plan borrowed $180,000,000 in 1991 from the Company (see Notes 5 and 6) to acquire 9,696,968 shares of Common Stock from the Company’s treasury and previously unissued shares (“Exempt Loan”). The shares purchased from the proceeds of the Exempt Loan were placed in the Unallocated Stanley Black & Decker Stock Fund (the “Unallocated Fund”). The Exempt Loan agreement was refinanced effective June 30, 1998. The Exempt Loan was paid in full as of February 2020.

Monthly transfers of shares of Stanley Black & Decker Stock were made from the Unallocated Fund for allocation to participants based on the current period debt principal and interest payments made under the Exempt Loan as a percentage of total future debt principal and interest payments. In 2020 and 2019, additional debt payments were made and additional shares were released, the net proceeds of which were used to partially fund employer contributions. As a general rule, dividends received on allocated shares of Stanley Black & Decker Stock are applied to make payments on the Exempt Loan. Dividends received on unallocated shares of Stanley Black & Decker Stock and participant and Company contributions (other than contributions of Stanley Black & Decker Stock) are used to make payments under the Exempt Loan.

The Company will make a contribution for a Plan year to the extent necessary under the terms of the Plan. Pursuant to the terms of the Plan, for certain years, additional allocations, based on the relative amounts of pre-tax or Roth contributions of the applicable participants for the Plan year, are made to the Choice Accounts of eligible participants. For the 2020 and 2019 Plan years, no additional allocation was credited to participants' accounts.

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants. The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan, a Plan participant will, in effect, be providing instructions with respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.

In addition, the trust agreement provides that the trustee will respond to a tender or exchange offer with respect to the number of shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. If a participant does not direct the trustee as to the manner in which to respond to a tender or exchange offer, such participant will be deemed to have directed the trustee not to tender or exchange shares of Stanley Black & Decker Stock that are attributable to his or her interest in the Company Stock Fund. Any such allocated shares with respect to which the trustee has not received timely instructions from a participant will not be tendered or exchanged. Shares of Stanley Black & Decker Stock held by the trustee which have not been allocated to the Choice Account of any participant shall be tendered or exchanged by the trustee in the same proportion as the allocated shares of Stanley Black & Decker Stock as to which the trustee receives instructions (including deemed instructions as described above). Therefore, by providing instructions as to whether to tender or exchange shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to his or her Choice Account (including deemed instructions as described above), a participant will, in effect, be providing instructions with respect to a portion of the shares held in the Unallocated Fund in the Plan. The foregoing provisions are subject to applicable law, which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may make decisions regarding the tender or exchange of shares of Stanley Black & Decker Stock held in the Unallocated Fund in a manner other than the proportionate method described above if it believes that this proportionate method would violate applicable law.

Plan Termination

The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

Separate Accounts

The Plan maintains separate accounts for participants. In addition to the participants' contributions, matching allocations, Core Account allocations, and the participants' loan payments, such accounts are credited with related gains, losses, and dividend and interest income.

Terminated Participants

At December 31, 2020 and 2019, benefit payments requested by terminated vested participants were $1,788,634 and $1,089,121, respectively.

Forfeited Accounts

During the years ended December 31, 2020 and 2019, amounts forfeited from non-vested accounts totaled $2,186,783 and $1,920,934, respectively. As of December 31, 2020 and 2019, the balance in the forfeited non-vested account totaled $823,962 and $679,652, respectively. Such forfeitures are applied under the terms of the Plan to fund matching allocations and Core Account allocations.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

The Plan investments consist predominantly of shares of Stanley Black & Decker Stock, money market funds, mutual funds, and common/collective trusts and synthetic investment contracts. Stanley Black & Decker Stock and the mutual funds are traded on a national exchange and valued at the last reported sales price on the last business day of the Plan year. The Stanley Black & Decker Stock Fund and other common/collective trusts are stated at fair market value on the last business day of the Plan year using independent pricing services. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value. The interest is paid out after month-end and reinvested at that time. The carrying amounts of all investments, excluding fully benefit-responsive investment contracts, are reported at fair value. Fully benefit-responsive investment contracts held in the Stable Value Fund are measured at contract value in the Statements of Net Assets Available for Benefits. Refer to Note 3, Investment Contracts, for more information.

Effective January 1, 2011, the assets of the Plan are held in trust by an independent corporate trustee, Wells Fargo Bank, National Association, (the “Trustee”) pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Gains or Losses on Sales of Investments

Gains or losses realized on the sales of investments are determined based on average cost.

Expenses

Administrative expenses not paid by the Plan are paid by the Company. Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and reflected as a component of net appreciation.

3. Investment Contracts

As previously discussed in Note 2, Significant Accounting Policies, the Plan’s investment options include a Stable Value Fund, which invests in a diversified portfolio of fully benefit-responsive guaranteed investment contracts (“GICs”), including fixed maturity and constant duration synthetic GICs, and short-term investment funds.

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Plan and a benefit responsive, book value wrap contract purchased for the portfolio. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased. Constant duration synthetic GICs consist of a portfolio of securities owned by the Plan and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded. The assets underlying the synthetic GICs may include U.S. Government securities, agency mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, corporate securities or Collective Investment Trusts (CITs).

The synthetic GICs allow participant-directed transactions to be made at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds. However, withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include the following: (1) employer-initiated events which would have a material and adverse impact on the Plan; (2) employer communications designed to induce participants to transfer from the fund; (3) competing fund transfer or violation of equity wash or equivalent rules in place; and (4) changes of qualification status of the employer or the Plan. In these instances, market value would likely be used to determine payouts to participants. In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that an event that would limit the Plan’s ability to transact with participants at contract value is probable.

The following table reflects the contract value for each type of fully benefit-responsive investment contract:

	December 31, 2020	December 31, 2019
Fixed Maturity Synthetic GICs	$11,690,819	$15,845,839
Constant Duration Synthetic GICs	129,829,476	97,983,562
Total	$141,520,295	$113,829,401

4. Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820 “Fair Value Measurement” defines, establishes a consistent framework for measuring, and expands disclosure requirements about fair value. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; other than quoted prices that are observable for the asset or liability; and assets or liabilities that are derived principally from, or corroborated by, observable market data by correlation or other means.

Level 3 - Assets or liabilities that are valued using unobservable inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of the relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common Stocks - Level 1 common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Level 2 common stocks are a unitized fund with a cash component resulting in the fund being valued at the closing price of similar assets in active markets.

Short-term Money Market - Valued at the closing price of similar assets in active markets.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trusts -Valued at the closing price of similar assets in active markets.

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall, for assets measured at fair value on a recurring basis:

	Fair Value at December 31, 2020
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker Stock	$292,489,137	$—	$292,489,137	$—
Short-term Money Market	16,223,291	—	16,223,291	—
Mutual Funds	139,154,440	139,154,440	—	—
Common/Collective Trusts	1,570,343,577	15,092,558	1,555,251,019	—
Total	$2,018,210,445	$154,246,998	$1,863,963,447	$—

	Fair Value at December 31, 2019
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker Stock	$333,586,721	$20,333,149	$313,253,572	$—
Short-term Investments	41,525,348	—	41,525,348	—
Mutual Funds	134,508,436	134,508,436	—	—
Common/Collective Trusts	1,440,933,437	—	1,440,933,437	—
Total	$1,950,553,942	$154,841,585	$1,795,712,357	$—
The availability of observable market data is monitored to assess the appropriate categorization of financial instruments within the fair value hierarchy.
The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2020 and 2019, there were no significant transfers in or out of levels 1, 2 or 3.

5. Debt

Debt consisted of the following at December 31, 2020 and December 31, 2019:

	2020	2019
Notes payable to the Company in monthly installments to 2020 with interest at 6.09%	$—	$3,802,432

The number of shares held in the Unallocated Fund is reduced as shares are released to the Company Stock Fund pursuant to principal and interest payments. During 2020 and 2019, 122,681 and 445,491 shares, respectively, were released. At December 31, 2020 all unallocated shares had been released. At December 31, 2019 122,681 shares were unallocated. During any Plan year, should the principal and interest due exceed the dividends paid on shares in the Company Stock and Unallocated Funds, and employee contributions and Company contributions, the Company is responsible for funding such a shortfall. There were no such debt service funding shortfalls in 2020 or 2019.

6. Related Party and Transactions with Parties-in-Interest

The majority of fees paid during 2020 for management and other services rendered by parties-in-interest were paid by the Plan. Fees paid by the Plan during 2020 were $2,058,925. A portion of the investment management fees and operating expenses are returned to the Plan based on revenue sharing arrangements, and are reflected as income. The income credited to the participants and not used to pay plan expenses in 2020 is $122,020. The Company pays for all other expenses not paid by the Plan.

The Plan invests in the common stock of Stanley Black & Decker, Inc., the Plan's sponsor, as referenced in the Statements of Net Assets Available for Benefits.

In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of Company stock for the Plan. The Plan made $3,802,432 and $13,944,704 in principal payments related to this debt in 2020 and 2019, respectively. The Plan made $29,343 and $519,738 in interest payments related to this debt in 2020 and 2019, respectively. At December 31, 2020 there was no outstanding debt. At December 31, 2019 $3,802,432, was outstanding on such debt.

7. Income Tax Status

The Internal Revenue Service (“IRS”) has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Code and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. An updated determination letter regarding the Plan was issued by the IRS on August 2, 2017, at which time the IRS stated that the form of the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator, which consults regularly with outside counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

8. Assets Transferred from Certain Acquired Plans

Reflected in transfers from other plans in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020 are $48,932,409 of assets that were transferred to the Plan from an acquired plan pursuant to the merger of such plan into the Plan. This transfer was made on behalf of the CAM Plan. The transferred plan assets were allocated to the Choice Accounts of the pertinent individuals and invested under the Plan in the investment funds that corresponded to the individual's prior plan funds as of a specific date. If an individual did not have a Choice Account in the Plan, a Choice Account was established for that individual and his or her transferred plan assets were invested in the investment funds in the Plan that corresponded to the investment funds in which his or her previous plan funds were invested on the pertinent date.

9. Risks and Uncertainties

The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly, material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of the Company’s common stock) as well as the Unallocated Fund balance as presented in the Statements of Net Assets Available for Benefits. Risks and uncertainties specifically related to the Company’s Common Stock include those set forth in the Company’s Annual Reports on Form 10-K, which was audited by other auditors, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

As a result of the recent novel coronavirus (COVID-19) outbreak, economic uncertainties have arisen which have resulted in significant volatility in the investment markets. The duration of these uncertainties and the ultimate financial effects on the Plan's investments cannot be reasonably estimated at this time.

10. Subsequent Events

Effective May 25, 2021 Principal Financial Group replaced Wells Fargo Bank, N.A. as the Trustee of the Plan.

Stanley Black & Decker Retirement Account Plan

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)
EIN-06-0548860
Plan Number - 009

December 31, 2020

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Common Stock:
Stanley Black & Decker*	1,638,044 shares of Common Stock; par value $2.50 per share	$53,541,241	$292,489,137

Short-Term Investments:
Wells Fargo*	Short-Term Investment Fund S	16,223,291	16,223,291

Mutual Funds:
Neuberger Berman	Genesis Fund	75,348,395	96,519,147
Dodge & Cox	International Stock Fund	38,795,986	42,635,293

Synthetic Investment Contracts:
Pacific Life	Constant Duration	33,135,864	33,135,864
RGA	Constant Duration	33,134,812	33,134,812
Transamerica Premier Life	Constant Duration	32,589,049	32,589,049
Voya Retirement Insurance & Annuity	Constant Duration	30,969,751	30,969,751
American Life	Fixed Maturity	11,690,819	11,690,819

Common/Collective Trusts:
Mellon Capital Management Corporation	S&P 500 Index Fund	191,654,715	357,640,363
Blackrock Institutional Trust Company	Lifepath Index 2025 Fund	114,094,806	163,801,778
State Street Global Advisors	U.S. Extended Market Equity Fund	66,519,027	126,803,604
Blackrock Institutional Trust Company	Lifepath Index Retirement Fund	102,013,067	146,235,353
Blackrock Institutional Trust Company	Lifepath Index 2030 Fund	100,806,017	147,751,588
Blackrock Institutional Trust Company	Lifepath Index 2035 Fund	83,794,449	127,021,164
State Street Global Advisors	U.S. Total Market Index Fund	44,353,564	78,923,405
State Street Global Advisors	Global Equity Index Fund	40,092,842	55,262,508
Mellon Capital Management Corporation	Bond Market Index Fund	39,051,868	43,931,170
Blackrock Institutional Trust Company	Lifepath Index 2040 Fund	69,102,324	103,548,803
Blackrock Institutional Trust Company	Lifepath Index 2045 Fund	45,321,724	67,753,314
Blackrock Institutional Trust Company	Lifepath Index 2050 Fund	35,851,752	53,062,825
State Street Global Advisors	TIPS Fund	13,331,780	14,858,731
State Street Global Advisors	Intermediate Gov Bond Index Fund	13,614,064	15,092,558
Blackrock Institutional Trust Company	Lifepath Index 2055 Fund	23,757,034	33,664,550
Blackrock Institutional Trust Company	Lifepath Index 2060 Fund	10,159,025	12,992,048
Loomis Sayles	Global Bond Fund	19,794,888	21,999,815
Total investments		1,338,742,156	2,159,730,740

Loans to participants*	Promissory notes at prime rate with maturities up to ten years (ranging from 3.25% to 10.00%)	—	22,749,786

Total		$1,338,742,156	$2,182,480,526
* Indicates party-in-interest to the Plan.

Stanley Black & Decker Retirement Account Plan

Schedule H, 4(j) - Schedule of Reportable Transactions
EIN 06-0548860
Plan Number - 009

Year ended December 31, 2020

Description of Asset	Number of Purchases	Number of Sales	Purchase Amount	Sales Amount	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain on Sale

Category (i) - Single transaction in excess of 5% of plan assets.

None

Category (ii) - Series of transactions with the same person involving property other than securities and aggregating to more than 5% of plan assets.

None

Category (iii) - Series of transactions of the same issue in excess of 5% of plan assets.

None

Category (iv) - Single transaction with the same person in excess of 5% of plan assets.

None

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Black & Decker Retirement Account Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Black & Decker Retirement Account Plan

Date:	June 16, 2021	By:	/s/Stephen Subasic
Stephen Subasic
Senior Vice President, Chief Human Resources Officer

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm